Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited Fourth Quarter 2020 Earnings

Macau, Thursday, February 25, 2021 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Total operating revenues for the fourth quarter of 2020 were US$23.7 million, compared to total operating revenues of US$167.8 million in the fourth quarter of 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism throughout 2020 which continued through the fourth quarter.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$87.6 million and US$375.6 million for the fourth quarters of 2020 and 2019, respectively.

Studio City’s rolling chip volume was US$0.45 billion for the fourth quarter of 2020, versus US$2.46 billion in the fourth quarter of 2019. The rolling chip win rate was negative 0.13% in the fourth quarter of 2020, versus 3.60% in the fourth quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$305.6 million in the fourth quarter of 2020, compared with US$879.8 million in the fourth quarter of 2019. The mass market table games hold percentage was 27.0% in the fourth quarter of 2020, compared to 30.2% in the fourth quarter of 2019.

Gaming machine handle for the fourth quarter of 2020 was US$257.7 million, compared with US$695.4 million in the fourth quarter of 2019. The gaming machine win rate was 2.2% in the fourth quarter of 2020, compared to 3.0% in the fourth quarter of 2019.

Total gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$91.3 million and US$270.3 million in the fourth quarters of 2020 and 2019, respectively.

Revenues from the provision of gaming related services were negative US$3.7 million for the fourth quarter of 2020, compared with revenues from the provision of gaming related services of US$105.3 million for the fourth quarter of 2019. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the fourth quarter of 2020 were US$27.4 million, compared with US$62.5 million for the fourth quarter of 2019.

Operating loss for the fourth quarter of 2020 was US$51.3 million, compared with operating income of US$62.2 million in the fourth quarter of 2019.

Studio City generated negative Adjusted EBITDA(1) of US$14.4 million in the fourth quarter of 2020, compared to Adjusted EBITDA of US$103.3 million in the fourth quarter of 2019. The year-over-year decrease in Adjusted EBITDA was mainly attributable to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the fourth quarter of 2020 was US$61.5 million, compared with net income attributable to Studio City International Holdings Limited of US$20.8 million in the fourth quarter of 2019. The net loss attributable to participation interest during the fourth quarter of 2020 was US$12.0 million and the net income attributable to participation interest during the fourth quarter of 2019 was US$6.2 million.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2020 were US$23.1 million, which mainly included interest expenses, net of amounts capitalized, of US$23.7 million.

Depreciation and amortization costs of US$35.4 million were recorded in the fourth quarter of 2020, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended December 31, 2020 referred to in Melco’s earnings release dated February 25, 2021 (“Melco’s earnings release”) is US$8.8 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2020 aggregated to US$575.4 million (December 31, 2019: US$327.2 million), including US$0.1 million of restricted cash (December 31, 2019: US$27.9 million). Total debt, net of unamortized deferred financing costs at the end of the fourth quarter of 2020, was US$1.58 billion (December 31, 2019: US$1.44 billion).

Capital expenditures for the fourth quarter of 2020 were US$72.2 million.

On January 14, 2021, Studio City Finance Limited (“Studio City Finance”), a wholly-owned subsidiary of the Company, issued US$750 million in aggregate principal amount of 5.000% senior notes due 2029 (the “2029 Notes”). Net proceeds from the issuance of the 2029 Notes were used to fund the conditional cash tender offer announced by Studio City Finance on January 4, 2021 for any and all of its outstanding 7.250% senior notes due 2024 (the “2024 Notes”) and fully redeem the 2024 Notes which remained outstanding following the completion of such conditional cash tender offer. The remaining balance will be used to partially fund the capital expenditures of the Studio City Phase 2 project and for general corporate purposes.

Full Year Results

For the year ended December 31, 2020, Studio City International Holdings Limited reported total operating revenues of US$49.2 million, compared to US$626.7 million in the prior year. The decrease in total operating revenues was mainly due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism in 2020.

Operating loss for 2020 was US$279.9 million, compared with operating income of US$178.0 million for 2019.

Studio City generated negative Adjusted EBITDA of US$113.8 million for the year ended December 31, 2020, compared to Adjusted EBITDA of US$361.0 million in 2019. The year-over-year decrease in Adjusted EBITDA was mainly attributable to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for 2020 was US$321.6 million, compared with net income attributable to Studio City International Holdings Limited of US$33.6 million for 2019. The net loss attributable to participation interest for 2020 was US$83.5 million and the net income attributable to participation interest for 2019 was US$10.1 million.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the first quarter of 2021.

Despite the nationwide resumption of issuance of Individual Visit Scheme visas by China in September 2020, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our property, which could continue to impact visitation and customer spending. Furthermore, we continue to monitor the impact of COVID-19 on the construction of Studio City Phase 2. Prior to the COVID-19 outbreak, we estimated a construction period of approximately 32 months for Phase 2. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated 32 months and the current development period.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, including for new strains of COVID-19, the duration of travel and visa restrictions as well as customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation and other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Timothy Mazik

Tel: +852 2598 3516

Email: timothymazik@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating revenues:
Provision of gaming related services	$(3,696)	$105,287	$(42,682)	$393,512
Rooms	9,667	22,153	21,997	85,975
Food and beverage	7,040	16,736	22,653	68,706
Entertainment	364	6,280	1,389	21,815
Services fee	6,445	9,578	26,151	39,470
Mall	2,270	7,091	17,008	14,844
Retail and other	1,615	694	2,692	2,411

Total operating revenues	23,705	167,819	49,208	626,733

Operating costs and expenses:
Provision of gaming related services	(8,061)	(6,826)	(26,993)	(24,179)
Rooms	(2,756)	(5,536)	(11,229)	(21,766)
Food and beverage	(6,745)	(14,229)	(27,301)	(57,718)
Entertainment	(733)	(5,448)	(3,409)	(22,719)
Mall	(1,013)	(1,582)	(4,661)	(8,658)
Retail and other	(324)	(390)	(1,204)	(1,735)
General and administrative	(19,219)	(30,461)	(89,006)	(128,931)
Pre-opening costs	(68)	(12)	(201)	(2,567)
Amortization of land use right	(834)	(827)	(3,333)	(3,300)
Depreciation and amortization	(34,595)	(39,822)	(157,001)	(168,643)
Property charges and other	(697)	(452)	(4,798)	(8,521)

Total operating costs and expenses	(75,045)	(105,585)	(329,136)	(448,737)

Operating (loss) income	(51,340)	62,234	(279,928)	177,996

Non-operating income (expenses):
Interest income	101	1,209	1,276	5,861
Interest expenses, net of amounts capitalized	(23,718)	(31,491)	(104,799)	(132,291)
Other financing costs	(106)	(105)	(421)	(416)
Foreign exchange gains (losses), net	673	(4,677)	(3,434)	(3,975)
Other income (expenses), net	174	(88)	(81)	430
Loss on extinguishment of debt	(219)	—	(18,716)	(2,995)
Costs associated with debt modification	—	—	—	(579)

Total non-operating expenses, net	(23,095)	(35,152)	(126,175)	(133,965)

(Loss) income before income tax	(74,435)	27,082	(406,103)	44,031
Income tax credit (expense)	905	(58)	1,011	(402)

Net (loss) income	(73,530)	27,024	(405,092)	43,629
Net loss (income) attributable to participation interest	12,039	(6,234)	83,466	(10,065)

Net (loss) income attributable to Studio City International Holdings Limited	$(61,491)	$20,790	$(321,626)	$33,564

Net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.166)	$0.086	$(1.091)	$0.139

Diluted	$(0.166)	$0.086	$(1.103)	$0.139

Net (loss) income attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.664)	$0.344	$(4.363)	$0.555

Diluted	$(0.664)	$0.344	$(4.411)	$0.555

Weighted average Class A ordinary shares outstanding used in net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	370,352,700	241,818,016	294,837,092	241,818,016

Diluted	370,352,700	241,818,016	367,348,852	241,818,016

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$575,215	$299,367
Restricted cash	144	27,735
Accounts receivable, net	157	1,397
Amounts due from affiliated companies	10,672	61,990
Inventories	9,297	9,763
Prepaid expenses and other current assets	12,907	14,188

Total current assets	608,392	414,440
Property and equipment, net	2,180,897	2,107,457
Intangible assets, net	4,005	—
Long-term prepayments, deposits and other assets	117,115	57,087
Restricted cash	—	130
Operating lease right-of-use assets	17,379	14,238
Land use right, net	116,109	118,888

Total assets	$3,043,897	$2,712,240

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

Current liabilities:
Accounts payable	$206	$3,337
Accrued expenses and other current liabilities	118,946	82,553
Income tax payable	33	33
Current portion of long-term debt	129	—
Amounts due to affiliated companies	42,966	14,248

Total current liabilities	162,280	100,171

Long-term debt, net	1,584,531	1,435,088
Other long-term liabilities	11,778	3,149
Deferred tax liabilities, net	448	1,453
Operating lease liabilities, non-current	17,137	13,720

Total liabilities	1,776,174	1,553,581

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 and 241,818,016 shares issued and outstanding, respectively	37	24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	1,655,602
Accumulated other comprehensive income	11,876	269
Accumulated losses	(1,086,160)	(764,534)

Total shareholders’ equity	1,059,987	891,368

Participation interest	207,736	267,291

Total shareholders’ equity and participation interest	1,267,723	1,158,659

Total liabilities, shareholders’ equity and participation interest	$3,043,897	$2,712,240

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited to

Adjusted Net (Loss) Income Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Net (loss) income attributable to Studio City International Holdings Limited	$(61,491)	$20,790	$(321,626)	$33,564
Pre-opening costs	68	12	201	2,567
Property charges and other	697	452	4,798	8,521
Loss on extinguishment of debt	219	—	18,716	2,995
Costs associated with debt modification	—	—	—	579
Participation interest impact on adjustments	(161)	(107)	(4,284)	(3,382)

Adjusted net (loss) income attributable to Studio City International Holdings Limited	$(60,668)	$21,147	$(302,195)	$44,844

Adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.164)	$0.087	$(1.025)	$0.185

Diluted	$(0.164)	$0.087	$(1.038)	$0.185

Adjusted net (loss) income attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.655)	$0.350	$(4.100)	$0.742

Diluted	$(0.655)	$0.350	$(4.153)	$0.742

Weighted average Class A ordinary shares outstanding used in adjusted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	370,352,700	241,818,016	294,837,092	241,818,016

Diluted	370,352,700	241,818,016	367,348,852	241,818,016

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating (loss) income	$(51,340)	$62,234	$(279,928)	$177,996
Pre-opening costs	68	12	201	2,567
Depreciation and amortization	35,429	40,649	160,334	171,943
Share-based compensation	791	—	791	—
Property charges and other	697	452	4,798	8,521

Adjusted EBITDA	$(14,355)	$103,347	$(113,804)	$361,027

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net (loss) income attributable to Studio City International Holdings Limited	$(61,491)	$20,790	$(321,626)	$33,564
Net (loss) income attributable to participation interest	(12,039)	6,234	(83,466)	10,065

Net (loss) income	(73,530)	27,024	(405,092)	43,629
Income tax (credit) expense	(905)	58	(1,011)	402
Interest and other non-operating expenses, net	23,095	35,152	126,175	133,965
Property charges and other	697	452	4,798	8,521
Share-based compensation	791	—	791	—
Depreciation and amortization	35,429	40,649	160,334	171,943
Pre-opening costs	68	12	201	2,567

Adjusted EBITDA	$(14,355)	$103,347	$(113,804)	$361,027

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Room Statistics(3):
Average daily rate (4)	$121	$138	$128	$135
Occupancy per available room	49%	100%	28%	100%
Revenue per available room (5)	$59	$138	$36	$135
Other Information(6):
Average number of table games	291	292	282	293
Average number of gaming machines	606	935	586	947
Table games win per unit per day (7)	$3,057	$13,204	$2,456	$12,663
Gaming machines win per unit per day (8)	$103	$242	$98	$230

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three months and year ended December 31, 2020 due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games and gaming machines that were not in operation during the three months and year ended December 31, 2020 due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis